FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, February 22, 2007

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2006
 (Unaudited - All dollar amounts are expressed in U.S. dollars, except as otherwise indicated.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces net earnings of $159.1 million for the fourth quarter of 2006 and $227.5 million for the 2006 year ($8.45 and $11.92 per diluted share, respectively), including the effects of a $69.7 million pre-tax gain on the secondary offering of OdysseyRe common stock during the fourth quarter and the previously reported $412.6 million pre-tax and after-tax non-cash charge related to the commutation in the third quarter of the Swiss Re corporate insurance cover.

Fairfax’s insurance and reinsurance operations generated favourable underwriting results in 2006, notwithstanding the anticipated continued broad softening in 2006 in commercial insurance and reinsurance classes and lines of business other than certain catastrophe-exposed commercial property markets. The combined ratios of Fairfax’s insurance and reinsurance operations were 88.4% and 95.5% for the fourth quarter and 2006 year, respectively, compared to 112.7% and 107.7% for the fourth quarter and 2005 year, respectively (prior to giving effect to the 2005 hurricane losses, the 2005 fourth quarter and fiscal year combined ratios were 92.0% and 93.7%, respectively). Fairfax’s insurance and reinsurance operations produced an aggregate underwriting profit of $198.2 million in 2006, compared to an aggregate underwriting loss of $333.9 million in 2005.

The improved underwriting results and significantly increased investment income, combined with major initiatives including the company’s OdysseyRe secondary offering and the commutation of the Swiss Re corporate insurance cover, allowed Fairfax to strengthen its financial position during 2006. Corporate liquidity remained strong, and Fairfax ended 2006 with $767.4 million of cash, short term investments and marketable securities at the holding company level, increased from $559.0 million at the end of 2005. Holding company debt decreased by $210.1 million during the year to $1,399.7 million, and Fairfax’s debt maturity profile remained largely unchanged, with no significant debt maturities until 2012.

Prem Watsa, Chairman and CEO, commented, “During 2006, our operating insurance and reinsurance subsidiaries performed well and generated significant underwriting profits, while in our runoff units we continued to make solid progress in reducing claims and containing costs. Our investment performance was gratifying given the conservative positioning of our investment portfolio. We successfully undertook several measures to significantly strengthen our balance sheet and to bolster our liquidity. We enter 2007 with improved financial strength, disciplined and underwriting-focused operating teams at our insurance and reinsurance companies, effective and economical management of our runoff units and very conservative investment portfolios.”

Other highlights for 2006 included the following:

•	Net premiums written during 2006 at the company’s insurance and reinsurance operations increased modestly to $4.43 billion from $4.35 billion.

•
Cash flow from operations at Northbridge, Crum & Forster and OdysseyRe during 2006, even though impacted by the payment of 2005 hurricane claims, increased significantly to $1,024.0 million from $752.4 million in 2005.

•
Total interest and dividend income increased to $746.5 million in 2006 from $466.1 million in 2005, due primarily to higher short term interest rates and increased investment portfolios arising from positive cash flows from operations and the realization of investment gains.

•
Net realized gains on portfolio investments in 2006 increased significantly to $765.6 million (after being reduced by $251.0 million of losses, including mark-to-market adjustments recorded as realized losses, related to derivative securities positions) from $385.7 million in 2005 (after being reduced by $107.8 million of losses, including mark-to-market adjustments recorded as realized losses, related to derivative securities positions).

•
During the fourth quarter, the company sold 10.165 million common shares of OdysseyRe in a public secondary offering for net proceeds of $337.6 million and a gain on sale of $69.7 million, reducing the company’s ownership of OdysseyRe to 59.6%.

•
During the third quarter, the company commuted the Swiss Re corporate insurance cover. As a result of this transaction, reinsurance recoverables declined by $1 billion, funds withheld payable to reinsurers declined by $587.4 million and the company recorded a $412.6 million non-cash charge (pre-tax and after-tax) in its European runoff unit.

•
The Runoff and Other segment had a 2006 pre-tax loss of $20.8 million excluding the financial impact of the aforementioned gain on the OdysseyRe common shares sold by U.S. Runoff companies to facilitate the company’s public secondary offering (U.S. Runoff recorded a pre-tax gain on sale of $111.6 million, a portion of which was eliminated on consolidation, resulting in a $69.7 million pre-tax gain on a consolidated basis) and the $412.6 million pre-tax and after-tax charge recorded by European Runoff on the commutation of the Swiss Re corporate insurance cover. Including the above-noted items, the 2006 pre-tax loss for Runoff and Other was $321.8 million.

•
During the fourth quarter of 2006, in recognition of progress made to date and the reduced level of resources required going forward, the company announced the closing of three U.S. runoff locations and reduced worldwide runoff staffing levels, incurring a pre-tax charge of $14.7 million.

•
Consolidated cash and investments increased to $16.8 billion at December 31, 2006 from $14.9 billion at the end of 2005 (net of $783.3 million and $700.3 million, respectively, of liabilities for economic hedges against a decline in the equity markets).

•
The pre-tax net unrealized gain on portfolio investments declined to $310.6 million at December 31, 2006 from $558.4 million at the end of 2005, after realizing $765.6 million in net gains during 2006.

•
Total common shareholders’ equity increased to $2.7 billion ($150.16 per basic share) at December 31, 2006 from $2.4 billion ($137.50 per basic share) at December 31, 2005, principally as a result of 2006 earnings.

•
Reinsurance recoverables decreased to $5.5 billion at December 31, 2006 from $7.7 billion at December 31, 2005, reflecting the $1 billion Swiss Re commutation, collections on paid claims related to 2005 hurricane ceded losses and continued collections and commutations by the runoff units.

•	At December 31, 2006, Crum & Forster’s principal operating subsidiaries remained in a positive earned surplus position, with a combined estimated dividend capacity in 2007 of $138.4 million.

Following is a summary of Fairfax’s fourth quarter and fiscal year financial results:

	Fourth Quarter		Year
	(unaudited - $ millions except per share amounts)
	2006	2005	2006	2005

Total revenue	1,638.5	1,359.7	6,803.7	5,900.5

Earnings (loss) before income taxes and non-controlling interests	262.9	(412.8)	878.6	(466.5)

Net earnings (loss)	159.1	(308.1)	227.5	(446.6)

Net earnings (loss) per basic share	$8.81	($17.51)	$12.17	($27.75)
Net earnings (loss) per diluted share	$8.45	($17.51)	$11.92	($27.75)

The results for the fourth quarter of 2006 include a $69.7 million pre-tax gain on the company’s OdysseyRe secondary offering. The results for the fourth quarter of 2005 were impacted by $249.5 million of losses arising from the 2005 hurricanes, particularly Hurricane Wilma, and $249.9 million of charges resulting from actions taken in the runoff units.

Combined ratios of the company’s insurance and reinsurance operations were as follows:

	Fourth Quarter		Year
	2006	2005	2006	2005

Insurance- Canada (Northbridge)	94.3%	97.6%	98.0%	92.9%
- U.S. (Crum & Forster)	75.9%	96.2%	92.3%	100.9%
- Asia (Fairfax Asia)	45.3%	99.4%	78.4%	93.0%
Reinsurance (OdysseyRe)	94.9%	127.9%	96.5%	117.5%
Consolidated	88.4%	112.7%	95.5%	107.7%

There were 17.8 and 16.4 million weighted average shares outstanding during 2006 and 2005, respectively (17.7 and 17.7 million during the fourth quarters of 2006 and 2005, respectively). At the end of 2006, there were 17,730,740 shares effectively outstanding.

The consolidated balance sheets and consolidated statements of earnings, shareholders’ equity and cash flows and notes thereto for 2006 and 2005 are set out below, followed by management’s discussion and analysis of financial condition and results of operations.

Consolidated Balance Sheets
as at December 31, 2006 and 2005
(unaudited — US$ millions)

	2006	2005
Assets
Cash, short term investments and marketable securities	767.4	559.0
Accounts receivable and other	1,892.8	2,380.4
Recoverable from reinsurers (including recoverables on paid losses - $395.4; 2005 - $535.3)	5,506.5	7,655.7
	8,166.7	10,595.1
Portfolio investments
Subsidiary cash and short term investments (market value - $5,432.0; 2005 - $4,526.3)	5,432.0	4,526.3
Bonds (market value - $8,811.4; 2005 - $8,038.4)	8,944.0	8,127.4
Preferred stocks (market value - $19.6; 2005 - $16.6)	16.4	15.8
Common stocks (market value - $2,317.0; 2005 - $2,514.5)	2,087.3	2,083.4
Strategic investments (market value - $546.8; 2005 - $455.3)	337.9	240.6
Real estate (market value - $19.4; 2005 - $18.0)	18.0	17.2
Total (market value - $17,146.2; 2005 - $15,569.1)	16,835.6	15,010.7
Deferred premium acquisition costs	369.0	385.1
Future income taxes	771.3	1,118.8
Premises and equipment	86.0	95.7
Goodwill	239.2	228.4
Other assets	108.7	108.2
	26,576.5	27,542.0

Liabilities
Subsidiary indebtedness	68.2	63.9
Accounts payable and accrued liabilities	1,091.2	1,167.3
Securities sold but not yet purchased	783.3	700.3
Funds withheld payable to reinsurers	370.0	1,054.4
	2,312.7	2,985.9
Provision for claims	15,502.3	16,235.1
Unearned premiums	2,298.9	2,446.3
Long term debt - holding company borrowings	1,202.6	1,365.3
Long term debt - subsidiary company borrowings	913.1	869.3
Purchase consideration payable	179.2	192.1
Trust preferred securities of subsidiaries	17.9	52.4
	20,114.0	21,160.5
Non-controlling interests	1,292.9	751.4

Shareholders’ Equity
Common stock	2,071.9	2,079.6
Other paid in capital	57.9	59.4
Treasury stock, at cost	(18.3)	(17.3)
Preferred stock	136.6	136.6
Retained earnings	596.6	405.6
Currency translation account	12.2	(19.7)
	2,856.9	2,644.2
	26,576.5	27,542.0

See accompanying notes.

Consolidated Statements of Earnings
for the three and twelve months ended December 31, 2006 and 2005
(unaudited — US$ millions except per share amounts)

	Fourth quarter		Year ended December 31
	2006	2005	2006	2005
Revenue
Gross premiums written	1,279.4	1,417.4	5,460.6	5,559.1
Net premiums written	1,144.4	1,170.1	4,763.7	4,694.6
Net premiums earned	1,233.2	1,172.4	4,850.6	4,692.5
Interest and dividends	214.2	126.7	746.5	466.1
Realized gains on investments	20.3	(36.2)	765.6	385.7
Realized gain on secondary offering	69.7	—	69.7	—
Claims fees	101.1	96.8	371.3	356.2
	1,638.5	1,359.7	6,803.7	5,900.5
Expenses
Losses on claims	822.3	1,235.3	3,822.4	4,370.9
Operating expenses	309.1	301.6	1,111.6	1,059.7
Commissions, net	192.0	183.7	780.7	736.0
Interest expense	52.2	51.9	210.4	200.4
	1,375.6	1,772.5	5,925.1	6,367.0
Earnings (loss) from operations before income taxes	262.9	(412.8)	878.6	(466.5)
Provision for (recovery of) income taxes	64.0	(97.5)	485.6	(66.3)
Net earnings (loss) before non-controlling interests	198.9	(315.3)	393.0	(400.2)
Non-controlling interests	(39.8)	7.2	(165.5)	(46.4)
Net earnings (loss)	159.1	(308.1)	227.5	(446.6)

Net earnings (loss) per share	$8.81	$(17.51)	$12.17	$(27.75)
Net earnings (loss) per diluted share	$8.45	$(17.51)	$11.92	$(27.75)
Cash dividends paid per share	—	—	$1.40	$1.40

See accompanying notes.

Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2006 and 2005
(unaudited - US$ millions)

	2006	2005
Common stock -
Subordinate voting shares - beginning of year	2,075.8	1,783.1
Issuances during the year	—	299.8
Purchases during the year	(7.7)	(7.1)
Subordinate voting shares - end of year	2,068.1	2,075.8
Multiple voting shares - beginning and end of year	3.8	3.8
Common stock	2,071.9	2,079.6
Other paid in capital - beginning of year	59.4	59.4
Purchases of convertible senior debentures	(1.5)	—
Other paid in capital - end of year	57.9	59.4
Treasury shares (at cost) - beginning of year	(17.3)	(17.4)
Purchases during the year	(2.1)	(1.2)
Reissuances during the year	1.1	1.3
Treasury shares (at cost) - end of year	(18.3)	(17.3)
Preferred stock -
Series A - beginning and end of year	51.2	51.2
Series B - beginning and end of year	85.4	85.4
Preferred stock	136.6	136.6
Retained earnings - beginning of year	405.6	862.3
Net earnings (loss) for the year	227.5	(446.6)
Excess over stated value of shares purchased for cancellation	—	(0.3)
Common share dividends	(25.1)	—
Preferred share dividends	(11.4)	(9.8)
Retained earnings - end of year	596.6	405.6
Currency translation account - beginning of year	(19.7)	(26.1)
Foreign exchange impact from foreign currency denominated net assets	31.9	6.4
Currency translation account - end of year	12.2	(19.7)
Total shareholders’ equity	2,856.9	2,644.2

Number of shares outstanding
Common stock -
Subordinate voting shares - beginning of year	17,056,856	15,260,625
Issuances during the year	—	1,843,318
Purchases during the year	(67,800)	(49,800)
Net treasury shares reissued (acquired)	(7,086)	2,713
Subordinate voting shares - end of year	16,981,970	17,056,856
Multiple voting shares - beginning and end of year	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)
Common stock effectively outstanding - end of year	17,730,740	17,805,626
Preferred stock -
Series A - beginning and end of year	3,000,000	3,000,000
Series B - beginning and end of year	5,000,000	5,000,000

See accompanying notes.

Consolidated Statements of Cash Flows
for the three and twelve months ended December 31, 2006 and 2005
(unaudited — US$ millions)

	Fourth quarter		Year ended December 31
	2006	2005	2006	2005
Operating activities
Earnings (loss) before non-controlling interests	198.9	(315.3)	393.0	(400.2)
Amortization	7.0	5.9	24.9	26.2
Bond discount amortization	(39.6)	(14.7)	(67.9)	(28.2)
Equity (earnings) losses on strategic investments	(4.2)	24.9	(16.0)	39.0
Future income taxes	(0.4)	(96.9)	375.2	(151.8)
Loss on significant commutations	—	—	412.6	103.1
Gains on investments	(90.0)	36.2	(835.3)	(385.7)
	71.7	(359.9)	286.5	(797.6)
Changes in:
Provision for claims	(273.6)	517.1	(741.2)	974.9
Unearned premiums	(120.0)	17.7	(150.5)	28.9
Accounts receivable and other	85.0	(217.9)	555.6	4.7
Recoverable from reinsurers	243.3	(28.6)	1,154.2	437.1
Funds withheld payable to reinsurers	(32.9)	12.5	(97.5)	18.6
Accounts payable and accrued liabilities	26.5	(94.2)	(102.0)	(58.8)
Other	(7.4)	(66.5)	(22.1)	4.0
Cash provided (used in) by operating activities	(7.4)	(219.8)	883.0	611.8
Investing activities
Investments - purchases	(2,484.9)	(693.8)	(3,971.3)	(6,198.2)
- sales	801.0	508.7	3,866.7	5,503.7
Sale (purchase) of marketable securities	(67.6)	(117.1)	51.3	(263.4)
Sale of Zenith National shares	—	218.5	193.8	218.5
Purchase of Advent shares	(4.0)	—	(28.7)	(34.1)
Purchase of ICICI Lombard shares	(10.1)	—	(27.4)	—
Purchase of capital assets	(4.4)	(3.8)	(13.2)	(20.5)
Purchase of subsidiaries, net of cash	—	—	—	(52.0)
Net proceeds on secondary offerings	337.6	—	337.6	—
Cash provided by (used in) investing activities	(1,432.4)	(87.5)	408.8	(846.0)
Financing activities
Subordinate voting shares issued	—	299.8	—	299.8
Subordinate voting shares repurchased	—	(7.4)	(7.7)	(7.4)
Purchase of treasury shares	(2.1)	(1.2)	(2.1)	(1.2)
Trust preferred securities of subsidiary repurchased	(17.2)	—	(29.2)	—
Non-controlling interests	—	112.4	—	112.4
Long term debt - repayment
Holding company	(16.1)	(4.9)	(115.7)	(50.7)
Subsidiary companies	(40.0)	(4.3)	(59.3)	(34.2)
Long term debt - issuances
Subsidiary companies	40.0	—	140.0	125.0
Purchase consideration payable	(1.0)	(0.8)	(14.5)	(3.1)
Subsidiary indebtedness	(8.7)	(2.3)	4.3	(25.3)
Common share dividends	—	—	(25.1)	(22.5)
Preferred share dividends	(2.9)	(2.5)	(11.4)	(9.8)
Cash provided by (used in) financing activities	(48.0)	388.8	(120.7)	383.0
Foreign currency translation	(26.2)	(3.1)	2.3	11.9
Increase (decrease) in cash resources	(1,514.0)	78.4	1,173.4	160.7
Cash resources - beginning of period	7,277.8	4,512.0	4,590.4	4,429.7
Cash resources - end of period	5,763.8	4,590.4	5,763.8	4,590.4

See accompanying notes.

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and exclude $208.4 at December 31, 2006 ($216.4 at December 31, 2005) of subsidiary cash and short term investments pledged for securities sold but not yet purchased, which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.

Notes to Consolidated Financial Statements
for the years ended December 31, 2006 and 2005
(unaudited - in US$ millions except per share amounts and as otherwise indicated)

1. Basis of Presentation

These consolidated financial statements should be read in conjunction with the company's restated consolidated financial statements for the year ended December 31, 2005. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company's restated consolidated financial statements for the year ended December 31, 2005 and do not include all disclosures required by Canadian GAAP for annual or interim financial statements.

Restatements

The company has completed two restatements of its financial statements (the “Restatements”). In connection with the first restatement included in the Restated Audited Consolidated Financial Statements for the year ended December 31, 2005 filed on September 1, 2006, the company restated its consolidated financial statements for the years ended December 31, 2001 through 2005, the quarter ended March 31, 2006 and the quarters ended March 31, June 30 and September 30, 2005. In the second restatement included in the Restated Audited Consolidated Financial Statements filed on November 10, 2006, the company restated its US GAAP reconciliation for the year ended December 31, 2005, the quarters ended March 31 and June 30, 2006 and the quarter ended September 30, 2005. These consolidated financial statements reflect the Restatements.

2. Cash, Short Term Investments and Marketable Securities
Cash, short term investments and marketable securities are as follows:

	2006	2005

Cash and short term investments	540.2	280.5
Marketable securities	227.2	278.5
	767.4	559.0

Marketable securities include corporate bonds and equities, with a fair value of $243.4 (2005 - $284.5).

3. Portfolio Investments

At December 31, 2006, as protection against a decline in equity markets, the company had short positions in Standard & Poor’s Depository Receipts (“SPDRs”) and U.S. listed common stocks of $500.0 and $99.6, respectively (2005 - $500.0 and $60.3, respectively) and equity index swaps with a total notional amount of $681.4 (2005 - $550.0). The company has purchased near dated call options to limit the potential loss on the SPDR short positions and the equity index swaps to $131.1 and $31.6, respectively, at December 31, 2006 (2005 - $112.1 and $110.0, respectively) and as general protection against the short position in common stocks. The fair value of the SPDRs and the equity index swaps is included in securities sold but not yet purchased and the fair value of the call options is included in common stocks on the consolidated balance sheets. At December 31, 2006, common stocks and strategic investments in the company’s portfolio aggregated $2,425.2 with a market value of $2,863.8.

Assets have been pledged as collateral for the obligations to purchase securities sold short and the equity index swaps equal to their fair value of $1,018.1 (2005 - $1,009.3).

The company has also purchased credit default swaps and put bond warrants which are carried at fair value of $93.7 (2005 - $142.2) and are classified as bonds.

Changes in the fair value for the transactions described above and other derivatives have been included in realized gains on investments in the consolidated statements of earnings as follows:

	2006	2005

SPDRs, common stocks and related options	(66.9)	(20.7)
Swaps and related options	69.9	(25.8)
Credit default swaps	(76.4)	(101.6)
Put bond warrants and other	(3.5)	(10.6)
Gains (losses)	(76.9)	(158.7)

4. Acquisitions and Divestitures

Year ended December 31, 2006

On December 14, 2006, the company recorded a pre-tax realized gain of $69.7 on the sale of 10,165,000 common shares of its OdysseyRe subsidiary in an underwritten secondary offering at a price of $34.60 per share, generating net proceeds of $337.6. This transaction reduced the company’s ownership of OdysseyRe from 80.1% to 59.6% at December 31, 2006.

On February 7, 2006, subsidiaries of the company sold their remaining 3.8 million shares of Zenith National Insurance Corp. (“Zenith National”) common stock at $50.38 per share for net proceeds of $193.8, resulting in a pre-tax realized gain of $137.3.

On January 5, 2006, Advent, through an underwritten secondary public offering, raised gross proceeds of $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.7 (£14.0). On December 12, 2006, Advent raised additional gross proceeds through an underwritten secondary public offering of $18.7 (£9.6) of equity at $0.51 (26 pence) per share with the company purchasing shares at a cost of approximately $4.0 (£2.0). This transaction reduced the company’s ownership of Advent from 46.8% to 44.5% at December 31, 2006.

Year ended December 31, 2005

On October 21, 2005, OdysseyRe issued 2.0 million 8.125% Series A preferred shares and 2.0 million floating rate Series B preferred shares for net proceeds of $97.5. The Series A and Series B preferred shares each have a liquidation preference of $25.00 per share. A subsidiary of the company subscribed for 530,000 Series A preferred shares and 70,000 Series B preferred shares. As at December 31, 2005, 200,000 of the Series A preferred shares had been sold at no gain or loss.

On October 6, 2005, OdysseyRe, through an underwritten public offering, raised net proceeds of $102.1 through the issuance of 4.1 million shares of common stock at an offering price of $24.96 per share. The company purchased 3.1 million of the shares issued, which decreased its percentage ownership of OdysseyRe from 80.4% to 80.1%. This share offering closed on October 12, 2005.

For each of the OdysseyRe transactions described above, the financing raised from external parties has been recorded in non-controlling interests on the balance sheet.

On August 31, 2005, Cunningham Lindsey completed a rights offering, issuing a total of 7,791,712 subordinate voting shares at Cdn$4.25 per share for net proceeds, after offering expenses, of $27.1 (Cdn$32.2). The net proceeds of the offering were used to partially repay the Cdn$105.0 million of borrowings by a subsidiary of Cunningham Lindsey under an unsecured non-revolving term credit facility due March 31, 2006. The company exercised all rights issued to it, purchasing 7,154,628 subordinate voting shares at a cost of $25.6 (Cdn$30.4), which increased its percentage ownership of Cunningham Lindsey from 75.0% to 81.0%.

On August 2, 2005, subsidiaries of the company sold 2.0 million shares of Zenith National common stock at $66.00 per share. Net proceeds from the transaction were $132.0, resulting in a realized pre-tax gain of $86.1. On September 23, 2005, subsidiaries of the company sold an additional 157,524 shares of Zenith National common stock at $63.70 per share and $30.0 par value of debentures convertible into the common stock of Zenith National for net proceeds of $86.5, resulting in a pre-tax realized gain of $53.3. These two transactions reduced the company’s ownership of Zenith National from 24.4% to 10.3% at December 31, 2005.

On June 3, 2005, Advent Capital (Holdings) PLC (“Advent”), through an underwritten public offering, raised gross proceeds of $118.4 (£65.0): $72.9 (£40.0) of equity at $0.64 (35 pence) per share and $45.5 (£25.0) of debt. Concurrent with the equity issue, the shares were listed on the Alternative Investments Market of the London Stock Exchange. The company maintained its 46.8% interest in Advent by purchasing its pro rata share of this equity at a total cost of $34.1 (£18.7).

On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d'Ile de France ("Corifrance"), a French reinsurance company, for $59.8 (€44.0) payable on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€45.9) respectively, resulting in no goodwill. In addition, the seller has agreed to indemnify the company, up to the purchase price, for any adverse development on acquired net reserves.

5. Capital, Long Term Debt, Trust Preferred Securities and Purchase Consideration Payable

Year ended December 31, 2006

During 2006, the company purchased $2.2 of its notes due in 2012 and $5.8 of its notes due in 2026 for cash consideration of $7.4 and repaid the outstanding $60.6 of its 7.375% notes which matured on March 15, 2006. The company also purchased for cancellation $5.0 principal amount of its convertible senior debentures due in 2023 for a cash payment of $4.3. This repurchase was recorded as a $3.6 and $1.5 reduction of long term debt and other paid in capital, respectively. In June and August 2006, the company repurchased $32.9 of its exchangeable debentures for cash consideration of $43.4 and in November 2006, the holder of $68.1 principal amount of debentures exercised its right to receive 2.9 million OdysseyRe common shares which extinguished the remaining indebtedness under the exchangeable debentures.

During 2006, the company acquired $34.5 of TIG’s trust preferred securities for cash payments of $29.2. Also, in addition to normal course repayments during the year, the company repaid an additional $9.1 of its purchase consideration payable for cash payments of $10.7.

During 2006, $39.1 principal amount of OdysseyRe’s 4.375% senior debentures due 2022 was converted by the senior debenture holders into common stock of OdysseyRe. OdysseyRe also repurchased $16.9 principal amount of its 4.375% senior debentures due 2022 for cash payments aggregating $19.3, and repaid the outstanding $40.0 of its 7.49% notes which matured on November 30, 2006.

OdysseyRe issued $100.0 of senior unsecured notes on February 22, 2006. The notes were sold in two tranches: $50.0 Series A due in 2021 and $50.0 Series B due in 2016. The Series A and Series B notes are callable by OdysseyRe in 2011 and 2009, respectively, at their par value plus accrued and unpaid interest. The interest rate on each series of debentures is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%. OdysseyRe issued $40.0 of senior unsecured notes on November 28, 2006. These Series C notes are due in 2021 and are callable by OdysseyRe in 2011 at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.5% and is reset after every payment date.

Under the terms of normal course issuer bids approved by the Toronto Stock Exchange, during 2006 the company purchased and cancelled 67,800 (2005 - 49,800) subordinate voting shares for an aggregate cost of $7.7 (2005 - $7.4), of which $nil (2005 - $0.3) was charged to retained earnings.

Year ended December 31, 2005

During 2005, the company purchased $7.0 of its notes due in 2006, $0.6 of its notes due in 2008, $6.0 of its notes due in 2018 and $14.2 of its notes due in 2037 and repaid the $27.3 of TIG senior notes which matured, for cash payments aggregating $50.7. Also during 2005, OdysseyRe issued $125.0 principal amount of 6.875% senior notes due in 2015, and repurchased $30.4 principal amount of its 4.375% convertible senior debentures due 2022 for cash payments of $34.2.

On October 5, 2005, the company issued 1,843,318 subordinate voting shares at $162.75 per share for net proceeds after issue costs (net of tax) of $299.8.

6. Significant Commutations

On July 27, 2006, Fairfax exercised its right to commute the Swiss Re corporate insurance cover, as it had determined that based on projected payout patterns and other financial considerations, the Swiss Re corporate insurance cover no longer provided it with a commercial or economic advantage. At the time of the commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re corporate insurance cover and the accumulated interest thereon. By virtue of the commutation, the $587.4 of funds withheld in trust under the Swiss Re corporate insurance cover were paid to nSpire Re. nSpire Re has deployed approximately $450 of those funds to secure or settle $450 of its reinsurance obligations to other Fairfax subsidiaries previously secured by letters of credit issued under the former letter of credit facility.

The accounting effect of the commutation was a non-cash pre-tax and after-tax charge of $412.6. The commutation resulted in a $1 billion decrease in the balance recoverable from reinsurers.

TIG’s commutations with Chubb Re and nSpire Re in 2005 resulted in a $103.1 pre-tax charge to earnings. TIG’s net reserves were increased by the amount of reserves which were formerly reinsured and TIG’s cash increased by the $197.0 cash it received on the commutations.

7. Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.

In Management's Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its Runoff and Other operations as well as the earnings contributions from its claims management services. In the table showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations, and realized gains on investments related to the runoff group are included in the runoff and other operations.

8. U.S. GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described in note 21 of the company's restated consolidated financial statements for the year ended December 31, 2005.

The following shows the net earnings in accordance with US GAAP:

	2006	2005

Net earnings (loss), Canadian GAAP	227.5	(446.6)
Recoveries on retroactive reinsurance	465.8	169.8
Other than temporary declines	7.9	21.7
Embedded bond investment derivatives	(3.1)	4.9
Other differences	(6.5)	(2.0)
Tax effect	(37.2)	(61.2)
Net earnings (loss), US GAAP	654.4	(313.4)
Unrealized net appreciation (depreciation) of investments	(230.2)	2.4
Change in currency translation account	31.9	6.4
Minimum pension liability	(5.2)	(10.9)
Other comprehensive income (loss)	(203.5)	(2.1)
Comprehensive income (loss), US GAAP	450.9	(315.5)
Net earnings (loss) per share, US GAAP	$36.20	$(19.65)
Net earnings (loss) per diluted share, US GAAP	$34.73	$(19.65)

Included in other differences are cost basis adjustments of $10.3 recognized in connection with the OdysseyRe secondary offering which would reduce the gain realized on the OdysseyRe secondary offering from $69.7 under Canadian GAAP to $59.4 under US GAAP.

Consolidated Balance Sheets

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2006	2005
Assets
Marketable securities	243.4	287.1
Portfolio investments
Subsidiary cash and short term investments	4,602.7	3,788.9
Bonds	8,622.6	7,766.5
Preferred stocks	19.6	16.6
Common stocks	2,317.0	2,514.5
Strategic investments	337.9	364.0
Investments (including subsidiary cash and short term investments
pledged for securities sold but not yet purchased)	1,018.1	1,009.3
Total portfolio investments	16,917.9	15,459.8
Future income taxes	816.0	1,051.4
Goodwill	268.8	268.3
All other assets	8,521.6	10,922.9
Total assets	26,767.7	27,989.5
Liabilities
Accounts payable and accrued liabilities	1,349.9	1,818.1
Securities sold but not yet purchased	783.3	702.9
Long term debt - holding company borrowings	1,255.7	1,424.7
Long term debt - subsidiary company borrowings	913.1	869.3
All other liabilities	18,257.3	19,852.1
Total liabilities	22,559.3	24,667.1
Mandatorily redeemable shares of TRG	179.2	192.1
Non-controlling interests	1,292.9	749.8
	1,472.1	941.9
Shareholders’ Equity	2,736.3	2,380.5
	26,767.7	27,989.5

Effective December 31, 2006, the company adopted FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS 158”), which requires the company to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on its balance sheet with an offsetting adjustment to accumulated other comprehensive income in shareholders’ equity. Beginning January 1, 2008, the company will adopt the SFAS 158 requirement to measure the funded status of all benefit plans as of the date of its year-end balance sheet.

The following table summarizes the incremental effect of applying FASB Statement No. 158 on individual line items in the consolidated US GAAP balance sheet:

	Before Application of Statement 158	Adjustments	After Application of Statement 158

Accounts payable and accrued liabilities	1,277.6	72.3	1,349.9
Future income taxes	793.6	22.4	816.0
Total liabilities	22,487.0	72.3	22,559.3
Accumulated other comprehensive income	39.9	(49.9)	(10.0)
Shareholders’ equity	2,786.2	(49.9)	2,736.3

Amounts recognized in accumulated other comprehensive income relating to defined benefit pension and other post retirement benefit plans consist of:

2006

Net actuarial loss	(91.0)
Transitional obligation	0.3
Past service costs	0.3
Reversal of additional minimum pension liability	18.1
Total	(72.3)

The difference in consolidated shareholders' equity is as follows:

	2006	2005

Shareholders’ equity based on Canadian GAAP	2,856.9	2,644.2
Accumulated other comprehensive income (excluding currency translation account)	(10.0)	275.3
Reduction of other paid in capital	(57.9)	(59.4)
Cumulative reduction in net earnings under US GAAP	(52.7)	(479.6)
Shareholders’ equity based on US GAAP	2,736.3	2,380.5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(as of February 22, 2007) (Unaudited - Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

This management’s discussion and analysis should be read in conjunction with note 1 to the consolidated financial statements included herein and with the notes to the management’s discussion and analysis for the year ended December 31, 2005 as set out in the company’s Restated Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2005.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the three and twelve months ended December 31, 2006 and 2005 are shown in the table that follows (claims fees are earned by Cunningham Lindsey).

	Fourth quarter		Year ended December 31
	2006	2005	2006	2005
Net premiums earned
Insurance - Canada (Northbridge)	260.8	245.5	1,025.8	959.2
Insurance - U.S. (Crum & Forster)	322.8	269.8	1,114.0	1,053.1
Insurance - Asia (Fairfax Asia)	24.5	15.8	67.3	68.2
Reinsurance (OdysseyRe)	542.4	553.1	2,225.8	2,275.9
Runoff and Other	82.7	88.2	417.7	336.1
	1,233.2	1,172.4	4,850.6	4,692.5
Interest and dividends	214.2	126.7	746.5	466.1
Realized gains (losses)	90.0	(36.2)	835.3	385.7
Claims fees	101.1	96.8	371.3	356.2
	1,638.5	1,359.7	6,803.7	5,900.5

Revenue in the 2006 fourth quarter increased to $1,638.5 from $1,359.7 in the fourth quarter of 2005, primarily as a result of increased net premiums earned (year-over-year fourth quarter growth at Crum & Forster, Northbridge and Fairfax Asia, partially offset by modest declines at OdysseyRe and Runoff and Other), increased investment income and a gain on the company’s secondary offering of OdysseyRe common shares.

Revenue in 2006 increased to $6,803.7 from $5,900.5 in 2005, principally as a result of increases in investment income and net premiums earned. Total investment income, including interest and dividends and net realized gains, increased to $1,581.8 in 2006 from $851.8 in 2005, an increase of 85.7% (excluding the $69.7 gain on the OdysseyRe secondary offering in 2006, the increase was 77.5%). During 2006, net premiums written by Northbridge, Crum & Forster and Fairfax Asia increased 3.4%, 16.6% and 30.1% respectively from 2005 while net premiums written by OdysseyRe declined by 6.2%. Consolidated net premiums written in 2006 increased by 1.5% to $4,763.7 from $4,694.6 in 2005. Net premiums earned from the insurance and reinsurance operations increased by 1.8% to $4,432.9 in 2006 from $4,356.4 in 2005.

Claims fees for 2006 increased by 4.2% over 2005, denominated in U.S. dollars. Claims fees denominated in their respective local currencies increased in 2006 compared to 2005 in the U.K., the U.S. and Canada and declined modestly in the European and International divisions.

Net Earnings

The combined ratios by operating segment and the sources of net earnings (with Cunningham Lindsey equity accounted) were as follows for the three and twelve months ended December 31, 2006 and 2005:

	Fourth quarter		Year ended December 31
	2006	2005	2006	2005(1)
Combined ratios
Insurance - Canada (Northbridge)	94.3%	97.6%	98.0%	92.9%
- U.S. (Crum & Forster)	75.9%	96.2%	92.3%	100.9%
- Asia (Fairfax Asia)	45.3%	99.4%	78.4%	93.0%
Reinsurance (OdysseyRe)	94.9%	127.9%	96.5%	117.5%
Consolidated	88.4%	112.7%	95.5%	107.7%

Sources of net earnings
Underwriting
Insurance - Canada (Northbridge)	14.8	5.8	20.5	68.2
- U.S. (Crum & Forster)	77.8	10.2	86.2	(9.1)
- Asia (Fairfax Asia)	13.4	0.1	14.5	4.8
Reinsurance (OdysseyRe)	27.8	(154.1)	77.0	(397.8)
Underwriting income (loss)	133.8	(138.0)	198.2	(333.9)
Interest and dividends	159.9	88.8	559.0	345.4
Operating income (loss)	293.7	(49.2)	757.2	11.5
Realized gains (losses)	(28.9)	(27.7)	683.7	324.1
Runoff and other	57.1	(302.7)	(321.8)	(618.4)
Claims adjusting (Fairfax portion)	0.4	4.9	—	5.4
Interest expense	(48.9)	(48.1)	(195.7)	(184.6)
Corporate overhead and other	(14.3)	11.2	(47.2)	(8.4)
Pre-tax income (loss)	259.1	(411.6)	876.2	(470.4)
Income taxes	(60.4)	95.1	(483.2)	68.9
Non-controlling interests	(39.6)	8.4	(165.5)	(45.1)
Net earnings (loss)	159.1	(308.1)	227.5	(446.6)

(1) The 2005 combined ratios include 7.9 combined ratio points for Canadian insurance, 8.9 combined ratio points for U.S. insurance, 19.2 combined ratio points for reinsurance and 14.0 consolidated combined ratio points, arising from the 2005 hurricane losses.

Underwriting profit generated by the company’s insurance and reinsurance operations during the fourth quarter of 2006 improved to $133.8 from an underwriting loss of $138.0 in the fourth quarter of 2005. The improvement in the fourth quarter of 2006 primarily reflected the absence of hurricane losses comparable to those in the fourth quarter of 2005 and the benefit in the 2006 fourth quarter of $20.5 of net favourable development of prior years’ reserves, including favourable net reserving actions at Crum & Forster of $31.3 arising from favourable development of prior years’ reserves across all major casualty lines, partially offset by adverse loss development in lines of business with latent exposures. Interest and dividend income for the quarter increased by $71.1, while net realized losses were relatively unchanged year-over-year. Fourth quarter 2006 results include a $69.7 gain on the company’s secondary offering of OdysseyRe common shares, which generated net proceeds to Fairfax of $337.6. The fourth quarter result for the Runoff and Other segment (excluding the gain on the sale of OdysseyRe common shares held by runoff companies to facilitate the secondary offering) was a pre-tax loss of $54.5 (pre-tax loss of $302.7 in the fourth quarter of 2005), reflecting the effects of net adverse development of prior years’ reserves and $14.7 of charges related to the restructuring of the worldwide runoff organization. Improved underwriting performance, increased investment income, the gain on the OdysseyRe secondary offering and the reduced Runoff and Other loss combined to produce fourth quarter net earnings of $159.1 or $8.45 per diluted share (compared to a fourth quarter 2005 net loss of $308.1 or $17.51 per diluted share).

In 2006, the company’s insurance and reinsurance operations generated underwriting profit of $198.2 and a combined ratio of 95.5%. In 2005, the company’s insurance and reinsurance operations incurred an underwriting loss of $333.9, reflecting the impact of $609.9 of net losses from Hurricanes Katrina, Rita and Wilma (“the 2005 hurricanes”). Prior to giving effect to these losses, those operations would have generated an underwriting profit of $276.0. The 2005 combined ratio of the company’s insurance and reinsurance operations was 107.7%. Prior to giving effect to the 2005 hurricane losses, those operations would have had a combined ratio of 93.7%.

Net earnings for 2006 of $227.5 ($11.92 per diluted share) reflected improved underwriting profit and significantly increased investment income compared to 2005. The net loss in 2005 of $446.6 ($27.75 per diluted share) included significant catastrophe losses and runoff charges and featured lower investment income by comparison. Prior to the impact of $715.5 of consolidated losses resulting from the 2005 hurricanes and $420.5 of charges resulting from actions taken in runoff, earnings from operations before income taxes in 2005 would have been $669.5.

Of the $1,111.6 of consolidated operating expenses in 2006 ($1,059.7 in 2005), $757.9 ($726.4 in 2005) related to insurance, reinsurance and Runoff and Other operations and to corporate overhead, while the balance of $353.7 ($333.3 in 2005) related to Cunningham Lindsey.

Cash flow from operations for the year ended December 31, 2006 amounted to $189.4 for Northbridge ($346.0 in 2005), $89.4 for Crum & Forster ($9.1 in 2005) and $745.2 for OdysseyRe ($397.3 in 2005). Decreased operating cash flows at Northbridge primarily reflected the general decline in Northbridge’s business activity (gross premiums written and net premiums written declined in 2006 relative to 2005 by 2.7% and 3.4% respectively in Canadian dollar terms). Increased operating cash flows at Crum & Forster reflected general business expansion driven by the assumption of Fairmont business, partially offset by higher payments of income taxes. Increased operating cash flows at OdysseyRe reflected increased operating income, collections of reinsurance recoverables and income taxes receivable, offset somewhat by decreases in funds held and reinsurance balances payable.

The above sources of net earnings (with Cunningham Lindsey equity accounted) presented by business segment were as set out in the tables below for the three and twelve months ended December 31, 2006 and 2005. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for realized gains eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended December 31, 2006

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	384.6	326.4	43.7	538.9	1,293.6	78.7	(92.9)	—	1,279.4
Net premiums written	251.8	309.6	17.4	508.6	1,087.4	57.0	—	—	1,144.4
Net premiums earned	260.8	322.8	24.5	542.4	1,150.5	82.7	—	—	1,233.2
Underwriting profit	14.8	77.8	13.4	27.8	133.8	—	—	—	133.8
Interest and dividends	29.2	51.9	1.1	77.7	159.9	—	—	—	159.9
Operating income before:	44.0	129.7	14.5	105.5	293.7	—	—	—	293.7
Realized gains (losses)	8.3	2.8	0.9	26.9	38.9	118.9	(67.4)	(0.4)	90.0
Runoff and other operating loss	—	—	—	—	—	(61.8)	—	—	(61.8)
Claims adjusting	—	—	—	—	—	—	—	0.4	0.4
Interest expense	—	(8.3)	—	(9.4)	(17.7)	—	—	(31.2)	(48.9)
Corporate overhead and other	(2.2)	(2.0)	(1.3)	(5.2)	(10.7)	—	—	(3.6)	(14.3)
Pre-tax income (loss)	50.1	122.2	14.1	117.8	304.2	57.1	(67.4)	(34.8)	259.1
Income taxes									(60.4)
Non-controlling interests									(39.6)
Net earnings									159.1

Quarter ended December 31, 2005

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	419.8	325.0	19.9	619.3	1,384.0	111.4	(78.0)	—	1,417.4
Net premiums written	271.0	261.0	11.1	524.6	1,067.7	102.4	—	—	1,170.1
Net premiums earned	245.5	269.8	15.8	553.1	1,084.2	88.2	—	—	1,172.4
Underwriting profit (loss)	5.8	10.2	0.1	(154.1)	(138.0)	—	—	—	(138.0)
Interest and dividends	18.7	21.3	2.4	46.4	88.8	—	—	—	88.8
Operating income (loss) before:	24.5	31.5	2.5	(107.7)	(49.2)	—	—	—	(49.2)
Realized gains (losses)	10.1	(12.9)	—	(32.8)	(35.6)	(8.5)	20.4	(12.5)	(36.2)
Runoff and other operating loss	—	—	—	—	—	(294.2)	—	—	(294.2)
Claims adjusting	—	—	—	—	—	—	—	4.9	4.9
Interest expense	—	(8.2)	—	(8.0)	(16.2)	—	—	(31.9)	(48.1)
Corporate overhead and other	(8.9)	1.0	(0.8)	(6.0)	(14.7)	—	—	25.9	11.2
Pre-tax income (loss)	25.7	11.4	1.7	(154.5)	(115.7)	(302.7)	20.4	(13.6)	(411.6)
Income taxes									95.1
Non-controlling interests									8.4
Net earnings (loss)									(308.1)

Year ended December 31, 2006

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,609.9	1,351.6	134.8	2,335.7	5,432.0	486.8	(458.2)	—	5,460.6
Net premiums written	1,012.3	1,196.5	60.5	2,160.9	4,430.2	333.5	—	—	4,763.7
Net premiums earned	1,025.8	1,114.0	67.3	2,225.8	4,432.9	417.7	—	—	4,850.6
Underwriting profit	20.5	86.2	14.5	77.0	198.2	—	—	—	198.2
Interest and dividends	100.8	156.5	3.3	298.4	559.0	—	—	—	559.0
Operating income before:	121.3	242.7	17.8	375.4	757.2	—	—	—	757.2
Realized gains (losses)	115.1	271.4	14.2	358.9	759.6	151.6	(111.9)	36.0	835.3
Runoff and other operating loss	—	—	—	—	—	(473.4)	—	—	(473.4)
Claims adjusting	—	—	—	—	—	—	—	—	—
Interest expense	—	(33.0)	—	(37.5)	(70.5)	—	—	(125.2)	(195.7)
Corporate overhead and other	(9.8)	(8.1)	(3.3)	(18.8)	(40.0)	—	—	(7.2)	(47.2)
Pre-tax income (loss)	226.6	473.0	28.7	678.0	1,406.3	(321.8)	(111.9)	(96.4)	876.2
Income taxes									(483.2)
Non-controlling interests									(165.5)
Net earnings									227.5

Year ended December 31, 2005

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,545.2	1,303.6	76.6	2,628.5	5,553.9	377.6	(372.4)	—	5,559.1
Net premiums written	978.8	1,026.0	46.5	2,303.3	4,354.6	340.0	—	—	4,694.6
Net premiums earned	959.2	1,053.1	68.2	2,275.9	4,356.4	336.1	—	—	4,692.5
Underwriting profit (loss)	68.2	(9.1)	4.8	(397.8)	(333.9)	—	—	—	(333.9)
Interest and dividends	65.7	105.0	7.5	167.2	345.4	—	—	—	345.4
Operating income (loss) before:	133.9	95.9	12.3	(230.6)	11.5	—	—	—	11.5
Realized gains (losses)	104.0	113.9	1.0	103.2	322.1	59.2	(15.7)	17.7	383.3
Runoff and other operating loss	—	—	—	—	—	(677.6)	—	—	(677.6)
Claims adjusting	—	—	—	—	—	—	—	5.4	5.4
Interest expense	—	(32.9)	—	(30.0)	(62.9)	—	—	(121.7)	(184.6)
Corporate overhead and other	(14.6)	(2.5)	(2.4)	(25.0)	(44.5)	—	—	36.1	(8.4)
Pre-tax income (loss)	223.3	174.4	10.9	(182.4)	226.2	(618.4)	(15.7)	(62.5)	(470.4)
Income taxes									68.9
Non-controlling interests									(45.1)
Net earnings (loss)									(446.6)

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a company by company basis for the three and twelve months ended December 31, 2006 and 2005, followed by a discussion of the principal other elements of net earnings.

Canadian Insurance - Northbridge

	Fourth quarter		Year ended December 31,
	2006	2005	2006	2005
Underwriting profit	14.8	5.8	20.5	68.2
Combined ratio	94.3%	97.6%	98.0%	92.9%
Gross premiums written	384.6	419.8	1,609.9	1,545.2
Net premiums written	251.8	271.0	1,012.3	978.8
Net premiums earned	260.8	245.5	1,025.8	959.2
Underwriting profit	14.8	5.8	20.5	68.2
Interest and dividends	29.2	18.7	100.8	65.7
Operating income	44.0	24.5	121.3	133.9
Realized gains	8.3	10.1	115.1	104.0
Pre-tax income before interest and other	52.3	34.6	236.4	237.9
Net income after taxes	32.8	26.1	147.3	163.4

Fourth quarter underwriting results for Northbridge improved in 2006 compared to 2005, with a combined ratio of 94.3% compared to 97.6% and underwriting profit of $14.8 compared to $5.8. The improvement primarily reflects the absence in 2006 fourth quarter results of the catastrophe losses that impacted the 2005 fourth quarter, partially offset by a large loss incurred by subsidiary Commonwealth Insurance in its Energy & International division, the majority of which lines of business Commonwealth substantially exited during 2006. Net premiums written by Northbridge in the fourth quarter of 2006 declined by 7.1% relative to 2005, primarily attributable to Commonwealth’s substantial withdrawal in 2006 from the majority of the lines of business underwritten by its Energy & International division, competitive market conditions experienced by Northbridge’s subsidiaries and decreased contribution from the industry Facility Association pools. Higher short term interest rates and greater invested portfolio assets in 2006 contributed to increased investment income earned by Northbridge in the fourth quarter of 2006 compared to 2005. Interest and dividend income increased to $29.2 from $18.7, while net realized gains declined to $8.3 from $10.1. Improved underwriting results and increased investment income in 2006 compared to 2005 combined to increase Northbridge’s net income for the fourth quarter to $32.8 in 2006 from $26.1 in 2005.

In 2006, Northbridge earned underwriting profit of $20.5, representing a 69.9% decline from underwriting profit of $68.2 earned in 2005. The 2006 loss ratio of 71.8%, compared to the 2005 loss ratio of 67.9%, included 8.9 points primarily attributable to net adverse development of prior years’ reserves for 2005 hurricane losses. During 2006, Commonwealth substantially withdrew from the majority of the business formerly underwritten by its Energy & International division, which business had been a significant source of recent years’ incurred catastrophe losses. Underwriting performance achieved by the Northbridge subsidiaries other than Commonwealth in 2006 was favourable, with combined ratios for Federated Insurance, Lombard Insurance and Markel Insurance of 84.0%, 90.1% and 91.2% respectively (compared to 90.7%, 88.5% and 88.2% respectively in 2005). Commonwealth Insurance produced combined ratios of 153.7% in 2006 and 123.3% in 2005.

Net premiums written and net premiums earned in 2006 increased by 3.4% and 6.9% respectively over 2005 premiums, primarily due to the effect of foreign currency translation of Northbridge’s predominantly Canadian dollar-denominated premiums (net premiums written and net premiums earned in 2006 decreased by 3.4% and 0.1% respectively over 2005 premiums in Canadian dollar terms).

Operating income declined in 2006 to $121.3 from $133.9 in 2005, reflecting a decline in underwriting profit partially offset by an increase in interest and dividend income. Pre-tax income before interest and other was largely unchanged in 2006 compared to 2005 ($236.4 compared to $237.9) but net earnings declined in 2006 to $147.3 from $163.4 in 2005, with the decline primarily attributable to the effect of a lower effective tax rate in 2005 resulting from the reduced taxation of certain realized gains on portfolio investments. Northbridge’s 2006 results produced a return on average equity, while remaining debt-free, of 15.3% (expressed in Canadian dollars). Northbridge’s average annual return on average equity over the past 21 years since inception in 1985 is 16.4% (expressed in Canadian dollars).

For more information on Northbridge's results, please see its 2006 year-end press release posted on its website www.norfin.com.

U.S. Insurance - Crum & Forster(1)(2)

Quarters ended December 31, 2006 and 2005

	Fourth Quarter
	2006	Fourth Quarter 2005

Crum &Forster		Crum &Forster	Fairmont	Total
Underwriting profit	77.8	9.6	0.6	10.2
Combined ratio	75.9%	95.8%	98.6%	96.2%
Gross premiums written	326.4	272.0	53.0	325.0
Net premiums written	309.6	220.8	40.2	261.0
Net premiums earned	322.8	226.7	43.1	269.8
Underwriting profit	77.8	9.6	0.6	10.2
Interest and dividends	51.9	21.4	(0.1)	21.3
Operating income	129.7	31.0	0.5	31.5
Realized gains (losses)	2.8	(12.2)	(0.7)	(12.9)
Pre-tax income (loss) before interest and other	132.5	18.8	(0.2)	18.6
Net income (loss) after taxes	81.5	11.9	(0.2)	11.7

Years ended December 31, 2006 and 2005

	Year ended December 31, 2006	Year ended December 31, 2005
	Crum &Forster	Crum &Forster	Fairmont	Total
Underwriting profit (loss)	86.2	(12.6)	3.5	(9.1)
Combined ratio	92.3%	101.4%	97.8%	100.9%
Gross premiums written	1,351.6	1,097.8	205.8	1,303.6
Net premiums written	1,196.5	866.9	159.1	1,026.0
Net premiums earned	1,114.0	892.1	161.0	1,053.1
Underwriting profit (loss)	86.2	(12.6)	3.5	(9.1)
Interest and dividends	156.5	100.4	4.6	105.0
Operating income	242.7	87.8	8.1	95.9
Realized gains	271.4	103.9	10.0	113.9
Pre-tax income before interest and other	514.1	191.7	18.1	209.8
Net income after taxes	314.6	106.6	11.8	118.4

(1) These results differ from those published by Crum & Forster Holdings Corp. primarily due to differences between Canadian and US GAAP.
(2) Effective January 1, 2006, Fairmont’s business was carried on as the Fairmont Specialty division of Crum & Forster, and the Fairmont legal entities were placed into runoff.

Fourth quarter underwriting results improved significantly in 2006 compared to 2005, featuring a combined ratio of 75.9% compared to 96.2% and underwriting profit of $77.8 compared to $10.2. The improvement reflected $31.3 of net favourable reserve actions taken in the fourth quarter arising from favourable development of prior years’ reserves across all major casualty lines, partially offset by adverse loss development in lines of business with latent exposures; $30.0 of return premiums related to reduced cessions to aggregate reinsurance treaties that reduced the combined ratio by 18.5 points; and the absence in 2006 of significant catastrophe losses.

Net premiums written in the fourth quarter of 2006 grew by 18.6% compared to net premiums written in the fourth quarter of 2005, reflecting $30.0 of return premiums related to reduced cessions to aggregate reinsurance treaties and reduced ceded premium attributable to increased retentions on various lines of business.

Higher short term interest rates and greater invested portfolio assets contributed to increased investment income earned in the fourth quarter of 2006 compared to 2005. Interest and dividend income increased to $51.9 from $21.3 and net realized gains were $2.8 compared to net realized losses of $12.9. Improved underwriting results and increased investment income combined to increase net income for the fourth quarter of 2006 to $81.5 compared to $11.7 in 2005.

Underwriting results for Crum & Forster (including the results of Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006) improved significantly in 2006, generating underwriting profit of $86.2 compared to an underwriting loss of $9.1 in 2005 and producing a combined ratio of 92.3% in 2006 compared to 100.9% in 2005. Underwriting results reflected net benefits of $78.9 or 7.1 combined ratio points comprised of $48.9 of net favourable development of prior accident years’ reserves and $30.0 of return premium related to reduced cessions to aggregate reinsurance treaties. The benefits arose primarily from favourable loss development across all major casualty lines, partially offset by adverse loss development in lines of business with latent exposures.

Crum & Forster’s principal operating subsidiaries (United States Fire Insurance and North River Insurance) paid combined dividends in 2006 to their parent holding company of $127.0 compared to $93.4 in 2005. Crum & Forster paid dividends to Fairfax of $90.0 in 2006 and $73.5 in 2005. The subsidiaries’ combined 2007 maximum dividend capacity, without prior regulatory approval, is $138.4.

Cash flow from operations at Crum & Forster was $89.4 in 2006 ($9.1 in 2005). The increase in 2006 reflected general business expansion driven by the assumption of Fairmont business, partially offset by higher payments of income taxes.

Net premiums written by Crum & Forster in 2006 increased by 16.6% to $1,196.5 compared to $1,026.0 in net premiums written by the U.S. Insurance segment in 2005 as a result of new business premium in Crum & Forster’s property, umbrella and specialty casualty lines of business, $30.0 of return premiums related to reduced cessions to aggregate reinsurance treaties, reduced ceded premium attributable to increased retentions on various lines of business, and the impact of reinstatement premiums paid in 2005.

Net income for 2006 increased substantially to $314.6 compared to 2005 net income for the U.S. Insurance segment of $118.4. The largest contributor to the increase was an increase in net realized gains to $271.4 from $113.9 in 2005, augmented by an increase in interest and dividend income to $156.5 from $105.0, in addition to the aforementioned $95.3 year-over-year improvement in underwriting profitability. Crum & Forster’s net income for the year ended December 31, 2006 produced a return on average equity of 28.6% (2005 - 11.0%). Crum & Forster’s cumulative earnings since acquisition on August 13, 1998 have been $795.5, from which it has paid dividends to Fairfax of $442.9.

For more information on Crum & Forster, please see its website www.cfins.com, where its 10-K for 2006 will be posted in the near future.

Fairfax Asia

	Fourth quarter		Year ended December 31,
	2006	2005	2006	2005
Underwriting profit	13.4	0.1	14.5	4.8
Combined ratio	45.3%	99.4%	78.4%	93.0%
Gross premiums written	43.7	19.9	134.8	76.6
Net premiums written	17.4	11.1	60.5	46.5
Net premiums earned	24.5	15.8	67.3	68.2
Underwriting profit	13.4	0.1	14.5	4.8
Interest and dividends	1.1	2.4	3.3	7.5
Operating income	14.5	2.5	17.8	12.3
Realized gains	0.9	—	14.2	1.0
Pre-tax income before interest and other	15.4	2.5	32.0	13.3
Net income (loss) after taxes	10.2	(1.2)	23.0	7.3

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Limited and a 26.0% equity-accounted interest in Mumbai-based ICICI Lombard General Insurance Company Limited, India’s largest (by market share) private general insurer (the remaining 74.0% interest is held by ICICI Bank, India’s second largest commercial bank).

Fairfax Asia’s fourth quarter operating income improved to $14.5 from $2.5, primarily as a result of significantly higher fourth quarter underwriting profit at First Capital ($20.0 compared to $0.9). Net premiums written during the quarter increased to $17.4 from $11.1 due largely to new business growth at First Capital. Fourth quarter results included net favourable development of prior years’ reserves of $2.9 at First Capital, offset by net adverse development of $2.5 at Falcon related primarily to strengthening of employees’ compensation insurance reserves. On the strength of the improved underwriting results, Fairfax Asia generated fourth quarter 2006 net earnings of $10.2 compared to a net loss of $1.2 in the fourth quarter of 2005.

Fairfax Asia’s 2006 underwriting profit rose to $14.5 compared to $4.8 in 2005, and operating income increased to $17.8 from $12.3. The improved results reflect 2006 underwriting profit at First Capital of $22.6 (underwriting profit of $3.9 in 2005), offset by an underwriting loss of $5.2 at Falcon (underwriting profit of $0.6 in 2005). First Capital’s underwriting results include net favourable development of prior periods’ reserves of $2.6, while Falcon’s underwriting results include net adverse development of $5.4 primarily related to its employees’ compensation insurance line of business. Net premiums written by Fairfax Asia in 2006 grew by 30.1% to $60.5, driven primarily by growth at First Capital. Net realized gains of $14.2 during 2006 (compared to $1.0 in 2005), combined with significantly higher underwriting profit and operating income, resulted in 2006 net earnings of $23.0 for Fairfax Asia compared to $7.3 in 2005.

Reinsurance - OdysseyRe(1)

	Fourth quarter		Year ended December 31,
	2006	2005	2006	2005
Underwriting profit (loss)	27.8	(154.1)	77.0	(397.8)
Combined ratio	94.9%	127.9%	96.5%	117.5%
Gross premiums written	538.9	619.3	2,335.7	2,628.5
Net premiums written	508.6	524.6	2,160.9	2,303.3
Net premiums earned	542.4	553.1	2,225.8	2,275.9
Underwriting profit (loss)	27.8	(154.1)	77.0	(397.8)
Interest and dividends	77.7	46.4	298.4	167.2
Operating income (loss)	105.5	(107.7)	375.4	(230.6)
Realized gains (losses)	26.9	(32.8)	358.9	103.2
Pre-tax income (loss) before interest and other	132.4	(140.5)	734.3	(127.4)
Net income (loss) after taxes	81.4	(96.8)	470.7	(110.2)

(1) These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP.

Fourth quarter underwriting results for OdysseyRe improved significantly year-over-year, featuring a combined ratio in 2006 of 94.9% compared to 127.9% and a $27.8 underwriting profit in 2006 compared to a $154.1 underwriting loss in 2005. The improvement year-over-year primarily reflected fourth quarter 2006 pre-tax net catastrophe losses, after reinstatement premiums, of $4.8 compared to $179.7 in the fourth quarter of 2005. Fourth quarter 2006 results included net adverse development of prior years’ reserves of $39.0, primarily reflecting adverse development of casualty classes of business and latent claims in the Americas division, partially offset by favourable development of recent years’ business in the EuroAsia, London Market and U.S. Insurance divisions.

Net premiums written by OdysseyRe during the fourth quarter of 2006 declined modestly by 3.0% to $508.6 from $524.6 in the fourth quarter of 2005. Compared to the 6.2% decline in net premiums written for the full 2006 year, the lesser fourth quarter decline reflected higher retention of premiums by OdysseyRe due to its decreased usage of reinsurance.

The improved fourth quarter underwriting results, combined with year-over-year increases in interest and dividend income and in net realized gains on portfolio investments, contributed to a significant increase in 2006 fourth quarter net income to $81.4 compared to a net loss of $96.8 in 2005.

During 2006, OdysseyRe’s worldwide reinsurance and insurance operations generated underwriting profit of $77.0 and a combined ratio of 96.5%, compared to an underwriting loss of $397.8 and a combined ratio of 117.5% in 2005. OdysseyRe’s results in 2005, a year of unprecedented catastrophe losses industry-wide, included 19.2 combined ratio points ($436.0 of pre-tax losses, net of applicable reinstatement premiums and reinsurance) arising from Hurricanes Katrina, Rita and Wilma. OdysseyRe’s 2006 underwriting results included 8.3 combined ratio points ($185.4 pre-tax, including a third quarter $33.8 pre-tax loss on the commutation of an intercompany reinsurance treaty) in net adverse development of prior years’ loss reserves arising primarily from 2001 and prior years’ U.S. casualty and latent reserves, partially offset by favourable development of recent years’ business in the EuroAsia, London Market and U.S. Insurance divisions. OdysseyRe’s combined ratio in 2005 included 7.3 combined ratio points ($166.5 of net pre-tax losses) in adverse development of prior years’ loss reserves.

Gross premiums written by OdysseyRe in 2006 of $2,335.7 declined by 11.1% from $2,628.5 in 2005 (excluding reinstatement premiums in 2006 and 2005, the decline was 8.8%). The decline primarily reflects a reduction in the amount of reinsurance business written in 2006 on a proportional basis in certain classes of business, particularly for catastrophe-exposed property business in the U.S., and OdysseyRe’s decision to migrate certain proportional business to an excess of loss basis, which had the effect of reducing written premiums attributable to the coverage. In addition, the absence of major catastrophes in 2006 resulted in a decrease in reinstatement premiums. Lastly, OdysseyRe experienced a decline in casualty classes of business, reflecting lower levels of reinsurance purchased by its customers and generally increased competition in certain specialty classes.

Increased 2006 net operating cash flows of $745.2 (compared to $397.3 in 2005) reflected increased operating income and collections of reinsurance recoverable and income taxes receivable, offset somewhat by decreases in funds held and reinsurance balances payable.

Significantly increased 2006 interest and dividend income (a 78.5% increase to $298.4 in 2006 from $167.2 in 2005, due primarily to an increased portfolio, a higher proportion of interest-bearing investment assets and higher short term interest rates) and net realized gains ($358.9 in 2006 compared to $103.2 in 2005), combined with the turnaround in underwriting profitability, produced record net earnings for OdysseyRe of $470.7 in 2006 compared to a net loss of $110.2 in 2005.

For more information on OdysseyRe's results, please see its year-end press release posted on its website www.odysseyre.com.

Interest and Dividends and Realized Gains

Interest and dividend income earned by the company’s insurance and reinsurance operations increased to $159.9 for the fourth quarter of 2006 from $88.8 for the fourth quarter of 2005, and to $559.0 in 2006 from $345.4 in 2005, due primarily to higher short term interest rates and increased investment portfolios resulting from subsidiaries’ positive cash flow from operations, as well as (as regards 2006 compared to 2005) the reduction in 2005 interest and dividend income caused by recording the company’s share of Advent’s $45.1 hurricane-affected 2005 net loss.

During the fourth quarter of 2006, the company’s insurance and reinsurance operations had net realized gains of $38.9 compared to net realized losses of $35.6 in the fourth quarter of 2005. Net realized gains earned by the company’s insurance and reinsurance operations increased in 2006 to $759.6 from $322.1 in 2005. Consolidated net realized gains in 2006 of $835.3 (comprised of net realized gains on portfolio investments of $765.6 and the $69.7 gain on the company’s OdysseyRe secondary offering) included net realized gains in the Runoff and Other segment of $151.6 (including a gain of $111.6 related to common shares of OdysseyRe sold by runoff companies to facilitate the secondary offering, a portion of which was eliminated on consolidation, resulting in a $69.7 gain on a consolidated basis). Consolidated net realized gains included $251.0 (2005 - $107.8) of losses, including mark-to-market adjustments recorded as realized losses, related to the company’s economic hedges against a decline in the equity markets and other derivatives in the company’s investment portfolio, primarily credit default swaps and put bond warrants. Included in consolidated net realized gains for 2006 was a provision of $37.8 (2005 - $48.5) for other than temporary impairments and writedowns of certain bonds and common stocks.

Runoff and Other

Quarter ended December 31, 2006

	U.S.	Europe	Group Re	Total
Gross premiums written	27.8	(0.5)	51.4	78.7
Net premiums written	6.7	(0.8)	51.1	57.0
Net premiums earned	12.9	(0.5)	70.3	82.7
Losses on claims	(35.3)	(35.2)	(47.9)	(118.4)
Operating expenses	(14.6)	(27.3)	(21.5)	(63.4)
Interest and dividends	22.5	5.5	9.3	37.3
Operating income (loss)	(14.5)	(57.5)	10.2	(61.8)
Realized gains (losses) (except as noted below)	8.7	(2.1)	0.7	7.3
Pre-tax income (loss) before the undernoted	(5.8)	(59.6)	10.9	(54.5)
Realized gain on sale of OdysseyRe shares(1)	111.6	—	—	111.6
Pre-tax income (loss) before interest and other	105.8	(59.6)	10.9	57.1

Quarter ended December 31, 2005

	U.S.	Europe	Group Re	Total
Gross premiums written	3.4	20.2	87.8	111.4
Net premiums written	(7.3)	20.2	89.5	102.4
Net premiums earned	(5.4)	12.9	80.7	88.2
Losses on claims	(101.7)	(129.4)	(95.3)	(326.4)
Operating expenses	(9.2)	(37.5)	(19.5)	(66.2)
Interest and dividends	14.5	(4.9)	0.6	10.2
Operating income (loss)	(101.8)	(158.9)	(33.5)	(294.2)
Realized gains (losses)	(13.3)	1.0	3.8	(8.5)
Pre-tax income (loss) before interest and other	(115.1)	(157.9)	(29.7)	(302.7)

Year ended December 31, 2006

	U.S.	Europe	Group Re	Total
Gross premiums written	163.2	(2.3)	325.9	486.8
Net premiums written	20.3	(1.3)	314.5	333.5
Net premiums earned	86.3	(1.0)	332.4	417.7
Losses on claims (excluding the reinsurance commutation below)	(129.4)	(39.7)	(223.9)	(393.0)
Operating expenses	(41.2)	(66.6)	(94.1)	(201.9)
Interest and dividends	79.9	9.4	27.1	116.4
Operating income (loss)	(4.4)	(97.9)	41.5	(60.8)
Realized gains (except as noted below)	11.7	9.4	18.9	40.0
Pre-tax income (loss) before the undernoted	7.3	(88.5)	60.4	(20.8)
Loss on reinsurance commutation(2)	—	(412.6)	—	(412.6)
Realized gain on sale of OdysseyRe shares(1)	111.6	—	—	111.6
Pre-tax income (loss) before interest and other	118.9	(501.1)	60.4	(321.8)

Year ended December 31, 2005

	U.S.	Europe	Group Re	Total
Gross premiums written	14.8	28.6	334.2	377.6
Net premiums written	(15.2)	28.7	326.5	340.0
Net premiums earned	(20.1)	41.3	314.9	336.1
Losses on claims (excluding the reinsurance commutation below)	(181.4)	(247.0)	(337.9)	(766.3)
Operating expenses	(20.8)	(85.5)	(80.6)	(186.9)
Interest and dividends	49.0	(16.3)	9.9	42.6
Operating income (loss)	(173.3)	(307.5)	(93.7)	(574.5)
Realized gains (losses)	(0.1)	45.6	13.7	59.2
Pre-tax income (loss) before the undernoted	(173.4)	(261.9)	(80.0)	(515.3)
Loss on reinsurance commutation(3)	(103.1)	—	—	(103.1)
Pre-tax income (loss) before interest and other	(276.5)	(261.9)	(80.0)	(618.4)

(1) Realized gain on the sale in 2006 of shares by U.S. runoff companies to facilitate the company’s OdysseyRe secondary offering (a portion of which gain was eliminated on consolidation, resulting in a $69.7 gain on a consolidated basis).

(2) Loss on commutation of the Swiss Re corporate insurance cover.

(3) Loss on commutation of the Chubb Re/nSpire Re adverse development covers.

The $57.1 fourth quarter pre-tax profit for the Runoff and Other segment included a $111.6 gain related to OdysseyRe common shares sold by U.S. runoff companies to facilitate the company’s secondary offering. Excluding this gain, the pre-tax loss was $54.5 for the fourth quarter of 2006, compared to a pre-tax loss of $302.7 in the fourth quarter of 2005. Fourth quarter 2006 results included net adverse development of prior years’ reserves of $54.8 and charges related to the restructuring of the worldwide runoff organization of $14.7. Investment income earned in the fourth quarter of 2006 by the Runoff and Other segment included interest and dividends of $37.3 ($10.2 in 2005) and net realized gains (excluding the gain on the sale of OdysseyRe secondary offering common shares) of $7.3 ($8.5 of net realized losses in 2005).

The 2006 fourth quarter operating loss of $14.5 for U.S. runoff included net adverse development of $25.1, primarily related to strengthening of workers’ compensation and general liability reserves and the provision for uncollectible reinsurance. The fourth quarter operating loss for European runoff of $57.5 included net adverse development of prior years’ reserves of $25.5, primarily attributable to U.S. construction defect claims reserves.

Group Re generated operating income of $10.2 in the fourth quarter of 2006, compared to an operating loss in 2005 of $33.5. The fourth quarter combined ratio improved to 98.7% in 2006 compared to 142.3% in the fourth quarter of 2005, reflecting the impact of the 2005 hurricane losses.

The Runoff and Other segment’s 2006 pre-tax loss of $321.8 included the undernoted transactions with a net negative financial impact of $301.0. Excluding these transactions, the 2006 pre-tax loss for the Runoff and Other segment amounted to $20.8.

▪	$412.6 non-cash pre-tax and after-tax loss on the commutation of the Swiss Re corporate insurance cover in the third quarter;

▪	$111.6 pre-tax gain on OdysseyRe common shares sold by U.S. runoff companies to facilitate the company’s secondary offering in the fourth quarter.

The $20.8 pre-tax loss in 2006 for the Runoff and Other segment remaining after the two transactions noted above included the following:

▪	$60.4 of pre-tax income earned by Group Re during 2006, including underwriting profit of $14.4, interest and dividends of $27.1 and net realized gains of $18.9;

▪	$60.6 of pre-tax charges for net reserve strengthening in U.S. runoff, primarily attributable to strengthening of workers’ compensation and general liability reserves as well as ULAE reserves;

▪
$15.2 of pre-tax charges for net reserve strengthening in European runoff, primarily arising from U.S. construction defect claims and including a $33.8 pre-tax gain on the commutation of an intercompany reinsurance treaty with OdysseyRe during the third quarter (this gain was eliminated in the consolidation of 2006 Fairfax results);

▪	$14.7 of pre-tax charges related to the restructuring and downsizing of the worldwide runoff organization announced during the fourth quarter; and

▪	$9.3 of pre-tax income representing the excess of interest and dividend income and net realized gains over runoff operating and other costs incurred during 2006.

The 2005 Runoff and Other pre-tax loss of $618.4 included the following charges totaling $526.1:

▪	$105.6 of Group Re losses from Hurricanes Katrina, Rita and Wilma;

▪	$78.0 of reserve strengthening on certain U.S. runoff discontinued program business;

▪	$43.8 of mark-to-market adjustments on runoff derivative securities positions;

▪	$138.8 of reserve strengthening in European runoff;

▪	$139.2 as the result of reinsurance commutations and the settlement of reinsurance disputes; and

▪	$20.7 in connection with the closure and consolidation of claims processing locations.

The remaining amount of 2005 pre-tax loss resulted from operating and other costs in excess of net investment income, partially offset by net realized gains on portfolio investments.

Runoff cash flow is volatile and ensuring its sufficiency requires constant focus. This situation stems principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2006, the runoff group required cash flow funding from Fairfax of $160.0 prior to the commutation of the Swiss Re corporate insurance cover in the third quarter. (During 2005, the runoff group required cash flow funding from Fairfax of $163.5, excluding $75.0 in connection with Group Re hurricane losses). As a result of the commutation of the Swiss Re corporate insurance cover, based upon European runoff’s projected plans and absent unplanned adverse developments, it is expected that European runoff will not require any cash from Fairfax for at least the 2007 fiscal year. After that time period, the amount of cash support which may be required will depend on a number of factors including investment income, further expense reductions, development of reserves and timing of claim payments, but based on current projections, it is expected that potential annual cash support required from Fairfax would not be significant in relation to holding company cash resources.

Other Elements of Net Earnings

Consolidated interest expense for the fourth quarter was largely unchanged year-over-year and increased to $210.4 for the year ended December 31, 2006 from $200.4 in 2005, primarily reflecting additional interest expense on $100.0 of senior notes issued by OdysseyRe in the first quarter of 2006. Consolidated interest expense comprised the following:

	Fourth quarter		Year ended December 31,
	2006	2005	2006	2005
Fairfax	31.2	31.9	125.2	121.7
Crum & Forster	8.3	8.2	33.0	32.9
OdysseyRe	9.4	8.0	37.5	30.0
Cunningham Lindsey	3.3	3.8	14.7	15.8
	52.2	51.9	210.4	200.4

Corporate overhead and other expense consists of the expenses of all of the group holding companies net of the company’s investment management and administration fees and investment income earned on Fairfax’s cash, short term investments and marketable securities, and comprised the following:

	Fourth quarter		Year ended December 31,
	2006	2005	2006	2005
Fairfax corporate overhead (net of investment income)	20.5	6.0	61.6	25.6
Investment management and administration fees	(14.2)	(22.4)	(55.0)	(55.8)
Corporate overhead of subsidiary holding companies	10.7	14.7	40.0	44.5
Internet and technology expenses	(2.7)	(0.8)	0.6	2.8
Other	—	(8.7)	—	(8.7)
	14.3	(11.2)	47.2	8.4

Fairfax corporate overhead costs increased significantly for the fourth quarter and the 2006 year over 2005 primarily as a result of increased professional fees (legal, audit and consulting) related to ongoing SEC subpoena and litigation matters as well as increased personnel costs and capital taxes. The decline in corporate overhead costs of subsidiary holding companies reflects reduced professional fees and personnel costs, partially offset by increased charitable contribution expenses.

The non-controlling interests on the company’s consolidated statements of earnings represent the public minority interests in the net income or loss of Northbridge, OdysseyRe and Cunningham Lindsey, as summarized in the table below.

	Fourth quarter		Year ended December 31,
	2006	2005	2006	2005
Northbridge	12.8	10.7	59.5	66.7
OdysseyRe	26.8	(19.1)	106.0	(21.6)
Cunningham Lindsey	0.2	1.2	—	1.3
	39.8	(7.2)	165.5	46.4

Income tax expense recorded in the fourth quarter of 2006 was $64.0 compared to an income tax recovery of $97.5 recorded in the fourth quarter of 2005, reflecting the impact of profitable underwriting, increased investment income and the significantly lower catastrophe losses and charges related to the company’s runoff units in the fourth quarter of 2006 compared to the fourth quarter of 2005. Income tax expense of $485.6 was recorded in 2006 compared to an income tax recovery of $66.3 in 2005, reflecting improved underwriting profitability in 2006, significantly increased interest, dividends and net realized gains, and reduced catastrophe losses and charges related to the company’s runoff unit in 2006 compared to 2005. The effective income tax rate in 2006 exceeded the company’s expected statutory income tax rate as a result of significant losses having been incurred in jurisdictions with relatively lower corporate income tax rates (including the pre-tax and after-tax $412.6 loss on the commutation of the Swiss Re corporate insurance cover which was incurred in the company’s nSpire Re subsidiary).

Investments

At December 31, 2006 the investment portfolio had a pre-tax unrealized gain of $310.6 (consisting of unrealized losses on bonds of $132.6 offset by unrealized gains on equities and other of $443.2), a decrease of $247.8 from net unrealized gains of $558.4 (consisting of unrealized losses on bonds of $89.0 offset by unrealized gains on equities and other of $647.4) at December 31, 2005, after realizing $765.6 of net gains on portfolio investments during 2006.

Because of the company’s continuing concern over the possibility of a decline in equity markets, it is maintaining an economic hedge which is intended to protect its equity investments in the event of such a decline but which would result in a limited loss were equity markets to appreciate. Details are set out in note 3 to the consolidated financial statements included herein.

Capital Structure and Liquidity

At December 31, 2006, total capital, comprising shareholders’ equity and non-controlling interests, was $4,149.8 compared to $3,395.6 at December 31, 2005. Fairfax’s common shareholders’ equity increased from $2,448.2 at December 31, 2005 to $2,662.4 at December 31, 2006, principally as a result of the net earnings for the year. Holding company liquidity strengthened further, while total holding company debt decreased by $210.1 during 2006 and its debt maturity profile remained unchanged, with no significant debt maturities until 2012.

The company manages its capital based on the following financial measurements and ratios:

	2006	2005

Cash, short term investments and marketable securities	767.4	559.0

Holding company debt	1,202.6	1,365.3
Subsidiary debt	981.3	933.2
Purchase consideration payable	179.2	192.1
Trust preferred securities of subsidiaries	17.9	52.4
Total debt	2,381.0	2,543.0
Net debt	1,613.6	1,984.0

Common shareholders’ equity	2,720.3	2,507.6
Preferred equity	136.6	136.6
Non-controlling interests	1,292.9	751.4
Total equity and non-controlling interests	4,149.8	3,395.6

Net debt/equity and non-controlling interests	38.9%	58.4%
Net debt/net total capital	28.0%	36.9%
Total debt/total capital	36.5%	42.8%
Interest coverage	5.2x	N/A

At December 31, 2006, Fairfax had $767.4 of cash, short term investments and marketable securities at the holding company level. Net debt decreased to $1,613.6 at December 31, 2006 from $1,984.0 at December 31, 2005, and the above-noted leverage ratios improved primarily due to 2006 net earnings, proceeds received on the secondary offering of OdysseyRe common shares (which increased cash and the OdysseyRe non-controlling interest), the repayment of Fairfax senior notes upon maturity and other opportunistic debt repurchases during the year. This improvement was somewhat offset by $48.1 in net additional subsidiary debt, primarily resulting from $44.0 of net additional long term debt issued by OdysseyRe.

The company believes that its cash, short term investments and marketable securities provide adequate liquidity to meet all of the company’s obligations in 2007. Besides these holding company resources, the holding company expects to continue to receive management fees, investment income on its holdings of cash, short term investments and marketable securities, tax sharing payments and dividends from its insurance and reinsurance subsidiaries. Tax sharing payments received in 2007 may decline due to the 2006 deconsolidation of OdysseyRe from the U.S. consolidated tax group. For 2007, the holding company’s obligations consist of the repayment of $60.4 of senior debt (paid in February 2007), the payment of a $49.0 dividend on common shares (paid in February 2007), interest, overhead expenses and the payment of approximately $30.5 purchase consideration payable.

Common shareholders’ equity, at December 31, 2006 was $2.7 billion or $150.16 per basic share (excluding the $57.9 of capital arising from the company’s issue of convertible debentures in the third quarter of 2003). During 2006, the company repurchased 67,800 subordinate voting shares for cash consideration of $7.7.

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2006
Revenue	1,714.5	1,935.6	1,515.1	1,638.5	6,803.7
Net earnings (loss)	198.4	229.2	(359.2)	159.1	227.5
Net earnings (loss) per share	10.99	12.73	(20.41)	8.81	12.17
Net earnings (loss) per diluted share	10.51	12.14	(20.41)	8.45	11.92
2005
Revenue	1,480.1	1,513.2	1,547.5	1,359.7	5,900.5
Net earnings (loss)	47.2	22.9	(208.6)	(308.1)	(446.6)
Net earnings (loss) per share	2.80	1.29	(13.19)	(17.51)	(27.75)
Net earnings (loss) per diluted share	2.74	1.29	(13.19)	(17.51)	(27.75)

Fairfax’s 2006 Annual Report is scheduled to be posted on its website www.fairfax.ca after the close of markets on Friday, March 9, 2007 and will be mailed shortly thereafter to shareholders.

As previously announced, Fairfax will hold a conference call to discuss its year-end results provided in this announcement at 8:30 a.m. Eastern time on Friday, February 23, 2007. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 593-7169 (Canada or U.S.) or 1 (210) 234-0013 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, March 9, 2007. The replay may be accessed at (888) 562-2937 (Canada and U.S.) or 1 (203) 369-3751 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information, contact Greg Taylor, Chief Financial Officer, at (416) 367-4941.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries' financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission; risks associated with current government investigations of, and class action litigation related to, insurance industry practice; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described on pages 121 - 124 in our Restated Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2005 which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed on September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.